

Mike Dresher · 3rd

Founder, JogAlong Stroller LLC

Wichita, Kansas · 473 connections · **Contact info**

 **JogAlong Stroller LL**

 **Kansas State Univer**

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JogAlong Stroller
Vimeo

BE A NATURAL
JogAlong Stroller is passionate about bringing families
together through our revolutionary advancements in runr
stroller technology. The JogAlong Stroller allows parents

Experience



Founder
JogAlong Stroller LLC
2014 – Present · 6 yrs
Wichita KS

JogAlong Stroller

Our Mission:
JogAlong is the world's only stroller that enables you to run and swing your arms in an

ergonomic motion while pushing the stroller

Crowdfunding launch coming in 2020

 **Welcome To JogAlong Stroller | Running...**

Owner
Delo Design Inc.
Dec 2001 – Present · 18 yrs 8 mos
Wichita, KS

Contract Mechanical Engineering Design Provider for agricultural products including, large square balers, windrowers, combines, engine installations and cabs.

Design Engineer
Impact Graphics and Product Design Inc.
Apr 1997 – Apr 2000 · 3 yrs 1 mo
Wichita, KS

Consulted with entrepreneurs and companies to develop and design new products.

 ### Design Engineer
Great Plains Manufacturing, Inc.
Jun 1993 – Apr 1997 · 3 yrs 11 mos
Assaria, KS

Row Crop Planters - Design of frames, row units and planter attachments.

Education

 **Kansas State University**
Bachelors of Science, Mechanical Engineering
1988 – 1993

Skills & Endorsements

Engineering · 41

 Endorsed by **Anders T. Laursen and 3 others who are highly skilled at this**

Product Development · 35

 Endorsed by **11 people who know Product Development**

Manufacturing · 30

 Endorsed by **Tom Unruh and 1 other who is highly skilled at this**

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